UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 2, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES RESULTS OF ITS ANNUAL GENERAL SHAREHOLDERS’ MEETING

Moscow, Russia – July 02, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the results of its Annual General
Shareholders’ Meeting that was held on June 30, 2009.
 The following resolutions were adopted by shareholders at the meeting:
• To approve a dividend of RUR 5.53 per one ordinary registered book-entry share
(about $0.18 per one ADR)* and a dividend of RUR 50.55 per one preferred share
(approximately $1.6)* based on the company’s operational results for 2008 fiscal
year.                                                               The total
dividend the Board recommended to the annual general shareholders’ meeting would amount to 2,301,977,219.85 rubles (approximately $75 million)* for ordinary shares. The total dividend for preferred shares amount to 7,014,162,053.25 rubles (more than $228 million). This dividend payment amount is in line with
Mechel OAO’s Charter provision regarding preferred shares.
• To elect the following people to Mechel’s Board of Directors:
- Alexander Yevtushenko (Chairman of the Board of Directors, Independent Member
of the Board of Directors),
- Igor Zyuzin (Member of the Board of Directors),
- Vladimir Polin (Member of the Board of Directors),
- Vladimir Gusev (Independent Member of the Board of Directors),
- Roger Gale (Independent Member of the Board of Directors),
- Arthur David Johnson (Independent Member of the Board of Directors),
- Seraphim Kolpakov (Independent Member of the Board of Directors),
- Valentin Proskurnya (Independent Member of the Board of Directors),
- Igor Kozhukhovsky (Independent Member of the Board of Directors).
Alexander Yevstushenko succeeded Valentin Proskurnya as the Chairman of the
Board of Directors.
The number of Directors of the Company’s Board remains unchanged from the last year. The number of independent directors in the new Board of Directors increased to 7 persons.
• To approve annual report and annual financial statements (including profit and loss account) of the Company and to appoint Energy Consulting/Audit ZAO as the auditor of Mechel OAO.
• To approve related party transactions.
* According to the Russian Central Bank exchange rate of 30.7441 RUR/$ as of
June, 2, 2009.

***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

***
Mechel is one of the leading Russian companies.  Its business includes four segments: mining, steel, ferroalloy, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 2, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO